SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of August of 2007

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes __	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 09, 2007
Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

BLADEX SIGNS MEMORANDUM OF UNDERSTANDING WITH FIMBANK P.L.C TO
OFFER FULL FACTORING SERVICES IN LATIN AMERICA

Panama City, Republic of Panama, August 9, 2007 - Banco Latinoamericano de Exportaciones, S.A. (“Bladex”) (NYSE: BLX), announced today the signing of a memorandum of understanding with FIMBank p.l.c., Malta (“FIMBank”) to establish a joint-venture company that will offer full factoring services to companies, banks and other financial institutions in Latin America, with a focus on both international and domestic markets. The factoring business offers an attractive growth opportunity for Bladex and FIMBank in Latin America as companies seek to translate discounted receivables into improved cash flow.

Jaime Rivera, Chief Executive Officer of Bladex, stated, “This agreement with a world-class partner in FIMBank is further evidence of Bladex’s evolving trade finance franchise. With FIMBank’s expertise in factoring, coupled with Bladex’s knowledge of Latin America and distribution capabilities, this joint venture will allow Bladex to offer a greater range of trade finance-related products and further diversify its revenue streams.”

Margrith Lutschg-Emmenegger, President of FIMBank, stated, “We are extremely honored to partner with Bladex to launch the factoring product to Latin American countries under the most professional standards. Factoring is the fastest growing trade finance product, outperforming all other instruments in international as well as domestic trade, especially with regards to Small and Medium-Sized Enterprises (SME’s), a very important sector that supports and benefits the global economy.”

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks and institutional and retail investors.

About FIMBank p.l.c., Malta
FIMBank p.l.c., Malta (“The Bank”) is part of the FIMBank Group, which comprises London Forfaiting Company, Ltd., and FIM Business Solutions Ltd. as wholly-owned subsidiaries, as well as Global Trade Finance (India), MenaFactors (Dubai), and EgyptFactors (Egypt), as factoring affiliates. The Bank’s principal activity is that of providing short-term international trade finance to corporate traders and to act as an intermediary to other financial institutions for international settlements, forfaiting and loan syndications. With operations throughout the world, the Bank has representative offices in London and Dubai.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Carlos Yap S., Senior Vice President - Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com